Exhibit 2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc (the “Company”)

550 Airport Road

Medford, Oregon

U.S.A. 97504

Item 2	Date of Material Change

December 5, 2022.

Item 3	News Release

The News Release was disseminated through the facilities of Cision, and filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

The Company announced that, on December 2, 2022, it closed a non-brokered private placement of convertible debentures with an aggregate principal amount of USD$2.0M (the “Convertible Debentures”). The Convertible Debentures bear an interest of 9% per year, paid quarterly, and mature 36 months from the date of issue. The principal use of funds will be to accelerate expansion efforts and for general corporate purposes.

Item 5.1	Full Description of Material Change

The Convertible Debentures are convertible into common shares of the Company (the “Common Shares”) at a conversion price of $0.20 CAD per Common Share. Additionally, on closing, the Company issued to the purchasers of the Convertible Debentures (the “Purchasers”) an aggregate of 6,716,499 warrants (the “Warrants”), that represent 50% coverage of each purchaser’s Convertible Debenture investment. The Warrants are exercisable for a period of three (3) years from issuance into Common Shares at an exercise price of $0.25 CAD per Common Share. The Company has the right to accelerate the warrants if the closing share price of the Common Shares on the Canadian Securities Exchange is $0.40 CAD or higher for a period of 10 consecutive trading days.

The Convertible Debentures and Warrants issued pursuant to the private placement (and the underlying Common Shares) are subject to a statutory hold period of four months and one day from the closing date.

Insiders of the Company invested $0.05M in the Convertible Debentures. The Company has relied on the exemptions from the valuation and minority shareholder approval requirements under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) contained in section 5.5(b) and 5.7(a) of MI 61-101 in respect of such insider participation.

The Convertible Debentures and Common Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be reoffered or resold in the United States absent registration or an applicable exemption from the registration requirements.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Obie Strickler

Chief Executive Officer

Tel: +1 458 226 2100

Email: obie@grownrogue.com

Item 9	Date of Report

December 6, 2022.

FORWARD-LOOKING STATEMENTS

This material change report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws and under the United States Private Securities Litigation Reform Act of 1995, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on SEDAR at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s public filings on SEDAR at www.sedar.com and the Securities and Exchange Commission.